UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102**

(CUSIP Number)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 53225G102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “LITB.” Each ADS represents two ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1. Names of Reporting Persons. Fraser Holdings Group Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,111,850 ordinary shares(1)
6. Shared Voting Power 0
7. Sole Dispositive Power 11,111,850 ordinary shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,850 ordinary shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.96%(2)
12. Type of Reporting Person CO

(1)	Represents 11,171,850 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% and 4.5% of outstanding shares of Fraser Holdings Group Limited, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(2)	This percentage is calculated based on a total of 224,148,961 ordinary shares outstanding as of March 31, 2021 as reported on the Issuer’s Form 20-F filing on April 21, 2021.

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1. Names of Reporting Persons. Vison Knight Capital (China) Fund II, L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,111,850 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 11,111,850 ordinary shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,850 ordinary shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.96%
12. Type of Reporting Person CO

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1. Names of Reporting Persons. Vison Knight Capital (China) GP II, L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,111,850 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 11,111,850 ordinary shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,850 ordinary shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.96%
12. Type of Reporting Person CO

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1. Names of Reporting Persons. VKC (China) GP II Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,111,850 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 11,111,850 ordinary shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,850 ordinary shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.96%
12. Type of Reporting Person CO

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1. Names of Reporting Persons. VKC Cayman II Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,111,850 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 11,111,850 ordinary shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,850 ordinary shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.96%
12. Type of Reporting Person CO

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1. Names of Reporting Persons. Zhe Wei
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Hong Kong SAR China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 11,111,850 ordinary shares
6. Shared Voting Power 0
7. Sole Dispositive Power 11,111,850 ordinary shares
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,850 ordinary shares
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.96%
12. Type of Reporting Person IN

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ITEM 1.

(a) Name of Issuer: LightInTheBox Holding Co., Ltd.

(b) Address of Issuer’s Principal Executive Offices: Room 3301, Kerry Parkside Office, 1155 Fangdian Rd, Pudong New Area District, Shanghai, P.R.C.

ITEM 2.

(a) Name of Person Filing:

(i)	Fraser Holdings Group Limited

(ii)	Vision Knight Capital (China) Fund II, L.P.

(iii)	Vision Knight Capital (China) GP II, L.P.

(iv)	VKC (China) GP II Ltd.

(v)	VKC Cayman II Ltd.

(vi)	Zhe Wei

(b) Address of Principal Business Office, or if None, Residence:

Fraser Holdings Group Limited	Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands
Vision Knight Capital (China) Fund II, L.P.	94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands
Vision Knight Capital (China) GP II, L.P.	94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands
VKC (China) GP II Ltd.	94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands
VKC Cayman II Ltd.	94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands
Zhe Wei	Room 3301, Kerry Parkside Office, 1155 Fangdian Rd, Pudong New Area, Shanghai, P.R.C.

(c) Citizenship:

Fraser Holdings Group Limited	British Virgin Islands
Vision Knight Capital (China) Fund II, L.P.	Cayman Islands
Vision Knight Capital (China) GP II, L.P.	Cayman Islands
VKC (China) GP II Ltd.	Cayman Islands
VKC Cayman II Ltd.	Cayman Islands
Zhe Wei	Hong Kong SAR China

(d) Title of Class of Securities:

Ordinary shares, par value US$0.000067 per share

(e) CUSIP Number:

53225G102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP.

The information in each of the items 1 and Items 5 through 11 on the cover page(s) on this Schedule 13G is hereby incorporated by reference.

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Fraser Holdings Group Limited, a limited company organized under the laws of the British Virgin Islands, held 14,790,110 ordinary shares of the Issuer as of the date of this submission. The shareholders of Fraser Holdings Group Limited are (i) Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands, which holds 95.5% of the outstanding shares of Fraser Holdings Group Limited and (ii) Vision Knight Capital (China) Entrepreneur Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands, which holds 4.5% of the outstanding shares of Fraser Holdings Group Limited.

The general partner of both Vision Knight Capital (China) Fund II, L.P. and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands.

The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands.

The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.

The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

From December 4, 2020 to February 11, 2022, Fraser Holdings Group Limited sold an aggregate of 1,839,130 ADSs of the Issuer (representing 3,678,260 ordinary shares) in the open market.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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LIST OF EXHIBITS

Exhibit No.

99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Fraser Holdings Group Limited	By:	/s/ Daming Zhu
	Name:	Daming Zhu
	Title:	Director

Vision Knight Capital (China) Fund II, L.P. acting through its general partner, Vision Knight Capital (China) GP II, L.P. (acting through its general partner, VKC (China) GP II, Ltd.)	By:	/s/ Zhe Wei
	Name:	Zhe Wei
	Title:	Director

Vision Knight Capital (China) GP II, L.P. (acting through its general partner, VKC (China) GP II, Ltd.)	By:	/s/ Zhe Wei
	Name:	Zhe Wei
	Title:	Director

VKC (China) GP II Ltd.	By:	/s/ Zhe Wei
	Name:	Zhe Wei
	Title:	Director

VKC Cayman II Ltd.	By:	/s/ Zhe Wei
	Name:	Zhe Wei
	Title:	Director

Zhe Wei	By:	/s/ Zhe Wei

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